Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Incorporation of a new Indirect Subsidiary of the Company

Mumbai, April 30, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform the Stock Exchanges that a new indirect subsidiary named TML Business Analytics Services Limited [CIN: U72900MH2020PLC339230] has been incorporated as a wholly owned subsidiary of  TML Business Services Limited.

Enclosed in Annexure I to this letter are disclosures pursuant to Regulation 30 of the Listing Regulations read with the SEBI Circular CIR/CFD/CMD/4/2015 dated September 09, 2015.

This is for the information of the exchange and the members.

Annexure I

S. No.	Particulars	Details
1.	Name of the Target Company, details in brief such as size, turnover, etc.	Name : TML Business Analytics Services Limited Authorised Capital:` 15,00,000/-( Fifteen lakhs only) Size/Turnover: N.A
2.

Whether the acquisition would fall within the related party transaction(s) and whether the promoter /promoter group/ group companies have any interest in the entity being acquired?

If yes, nature of interest and details thereof and whether the same is done at "arms length"

TML Business Analytics Services Limited is promoted by TML Business Services Limited and is its wholly owned subsidiary. Being a Related Party Transaction, the approval of the Audit Committee and Board of Directors of TML Business Services Limited (formerly known as Concorde Motors India Limited) for initial subscription in TML Business Analytics Services Limited has been taken.

The Promoter group/group companies of Tata Motors Limited do not have any interest in TML Business Analytics Services Limited.

3.	Industry to which the entity being acquired belongs	Outsourced business process, analytics and consulting related services
4.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

TML Business Services Limited was incorporated to provide technology enabled analytics and consulting services to Tata Motors and other companies, post the transfer of the Global Delivery Centre business of the Company to TML Business Services Limited

5.	Brief details of any governmental or regulatory approvals required for the acquisition	NA

6.	Indicative time period for completion of the acquisition	N.A
7.	Nature of consideration - whether Cash consideration cash consideration or share swap and details of the same	Cash consideration
8.	Cost of acquisition or the price at which shares are acquired	Initial subscription amount of `15,00,000/- towards subscribing to 1,50,000 shares at face value of `10/- each
9.	Percentage of shareholding/ control acquired and/ or number of shares acquired	TML Business Services Limited holds 100% shareholding in TML Business Analytics Services Limited. The Company holds 99.9% voting rights in TML Business Services Limited
10.

Brief background about the entity acquired in terms of product/line of and business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Product/line of business: Process outsourcing, analytics and consulting services. Date of Incorporation: April 4, 2020 History/Turnover: N.A

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.